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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY, 2003

               HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
                 (Translation of Registrant's Name into English)

                              5985 MCLAUGHLIN ROAD
                          MISSISSAUGA, ONTARIO L5R 1B8
                                     CANADA
                    (Address of Principal Executive Offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.)

            Form 20-F [X]         Form 40-F [ ]

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.)

            Yes [ ]          No [X]

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)



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                                    6-K ITEMS

            1. Attached hereto as Exhibits (1) through (6) are the following materials sent to shareholders of the Registrant in connection with the Registrant's Annual Meeting of Shareholders, scheduled to be held on May 30, 2003:

            (1)    Invitation to Shareholders.
            (2)    Annual Report 2002.
            (3)    Notice of Annual Meeting of Shareholders.
            (4)    Proxy Circular.
            (5) Form of Proxy for the Annual Meeting of Shareholders to be Held on May 30, 2003.
            (6)    Confirmation of Mailing from CIBC Mellon Trust Company.

            2. Attached hereto as Exhibit (7) is a press release of the Registrant, dated May 8, 2003, announcing the Registrant's financial results for the period ended March 31, 2003.

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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       HYDROGENICS CORPORATION -
                       CORPORATION HYDROGENIQUE
                       (Registrant)


                       By:   /s/ JONATHAN LUNDY
                             -----------------------------------
                             Jonathan Lundy
                             Vice President, General Counsel and
                             Corporate Secretary



Dated:  May 9, 2003

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                                  EXHIBIT INDEX

(1)    Invitation to Shareholders.
(2)    Annual Report 2002.
(3)    Notice of Annual Meeting of Shareholders.
(4)    Proxy Circular.
(5) Form of Proxy for the Annual Meeting of Shareholders to be Held on May 30, 2003.
(6)    Confirmation of Mailing from CIBC Mellon Trust Company.
(7) Press release of the Registrant, dated May 8, 2003, announcing the Registrant's financial results for the period ended March 31, 2003.


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